John J. O’Brien
Partner
+1.215.963.4969
john.obrien@morganlewis.com

April 20, 2026

Via EDGAR Transmission
U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brinker Capital Destinations Trust and Orion Portfolio Solutions, LLC;
Request for Withdrawal of Exemptive Application (File No. 803-00291)

Ladies and Gentlemen:

We are writing on behalf of Brinker Capital Destinations Trust and Orion Portfolio Solutions, LLC (the “Applicants”) to respectfully request the partial withdrawal of the Applicants’ application (as discussed below), originally filed with the Securities and Exchange Commission on November 19, 2025 for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, to permit the Applicants to offer one class of exchange-traded shares that operates as an exchange-traded fund and one or more classes of shares that are not exchange-traded (the “Application”).

The Applicants respectfully request that the Application be withdrawn only with respect to the Investment Advisers Act of 1940 (File No. 803-00291) and that the Securities and Exchange Commission take no withdrawal action with respect to the Investment Company Act (File No. 812-15943).

If you have any questions or need further information, please contact me at 215.963.4969 or john.obrien@morganlewis.com.

Sincerely,

/s/ John J. O’Brien
John J. O’Brien

Morgan, Lewis & Bockius llp

2222 Market Street Philadelphia, PA 19103-3007 United States	+1.215.963.5000 +1.215.963.5001